February 10, 2004

Mail Stop 0510


By U.S. Mail and facsimile to (908) 497-1097

Arnold Graber, Esq.
General Counsel
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

      Re: 	Metalico, Inc.
      	Amendment No. 1 to Form 10, filed February 9, 2005
			File No. 000-50999

Dear Mr. Graber:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter..


Pro Forma Condensed Balance Sheet, page 37

1. Please delete your June 30, 2004 pro forma balance sheet as the transaction being reflected in your pro forma financial statements has already been reflected in your September 30, 2004 historical balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.


Consolidated Statements of Income, page F-5

2. We note your response to prior comment 11. Notwithstanding the fact that you do not separate cost of product sales from cost of tolling services in your internal financial statements, this disclosure is required by Rule 5-03(b)(2) of Regulation S-X. Please revise to provide such information.


      Please respond to these comments by filing an amendment to your information statement and providing the supplemental information requested. Please comply with the comments on your periodic reports in future filings. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Gus Rodriguez, Staff Accountant, at (202)
824-
5524 or Jeanne Baker, Assistant Chief Accountant, at (202) 942-
1835
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-1950.



      			Sincerely,




      			Pamela A. Long
      					Assistant Director


cc:	Tim Bryant, Esq. (via facsimile 312/984-7700)
      McDermott Will & Emory LLP
	227 West Monroe
	Chicago, IL 60606-5096
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Arnold Graber
Metalico, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE